June 17, 2021	Chicago New York Washington, DC London San Francisco Los Angeles Singapore Dallas vedderprice.com
W. Thomas Conner Shareholder +1 202 312 3331 tconner@vedderprice.com

VIA ELECTRONIC MAIL AND EDGAR TRANSMISSION

Mr. Sonny Oh

Senior Counsel

Division of Investment Management

Disclosure Review and Accounting Office

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Brighthouse Life Insurance Company

Post-Effective Amendment No. 1 to Registration Statement on Form S-3 (File No. 333-238215)—Supplement to Brighthouse Shield® Level Select Advisory Annuity Prospectus dated August 31, 2020

Post-Effective Amendment No. 1 to Registration Statement on Form S-3 (File No. 333-233239)—Supplement to Brighthouse Shield® Level Select 6-Year Annuity Prospectus dated November 18, 2019

Post-Effective Amendment No. 1 to Registration Statement on Form S-3 (File No. 333-233235)—Supplement to Brighthouse Shield® Level Select 3-Year Annuity Prospectus dated November 18, 2019

Dear Mr. Oh:

On behalf of Brighthouse Life Insurance Company (“BLIC” or the “Registrant”), we are responding to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) provided to us via telephone on May 21, 2021 with regard to the post-effective amendments to the registration statements on Form S-3 (each, a “Post-Effective Amendment” and collectively, the “Post-Effective Amendments”) filed under the Securities Act of 1933, as amended (the “Securities Act”) with the Commission on April 7, 2021, which relate to supplements to the current prospectuses (each a “Supplement” and collectively, the “Supplements”) for each of: (1) Brighthouse Shield® Level Select Advisory Annuity (“Advisory Annuity”); (2) Brighthouse Shield® Level Select 6-Year Annuity (“6-Year

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June 17, 2021

Annuity”); and (3) Brighthouse Shield® Level Select 3-Year Annuity (“3-Year Annuity”), individual single premium deferred index-linked separate account annuity contracts (each a “Contract” and collectively, the “Contracts”).

Capitalized terms used but not otherwise defined herein have the meanings set forth in the Supplements.

To facilitate the Staff’s review, we provided courtesy copies of each of the Supplements as well as the corresponding Prospectus for each of the Contracts. Unless indicated otherwise, page references herein are to the courtesy copy of the 6-Year Annuity Supplement provided to the Staff.

For ease of reference, each of the comments of the Staff is set forth below, followed by the Registrant’s response. In cases where the Registrant’s response indicates that the Registrant has proposed revised disclosure to the Supplements, the pages of the Supplements, as so revised, are filed herewith.

1.	General—Applicability of Staff Comments to Each Supplement

  Comment:        Each of the Staff’s comments to the 6-Year Annuity should be assumed to apply to each of the other Supplements (i.e., for each of the Advisory Annuity and 3-Year Annuity).

  Response:        The Registrant acknowledges the foregoing and has assumed that each of the Staff’s comments apply to all of the Supplements and, to the extent a disclosure revision has been made to one Supplement, a conforming revision has been made to all Supplements, unless specifically noted otherwise.

2.	General—Conforming Revisions

  Comment:        Each of the Staff’s comments to particular disclosure should be assumed to apply to similar disclosure throughout each Supplement.

  Response:        The Registrant acknowledges the foregoing and, to the extent a disclosure revision has been made in one instance, conforming revisions were made elsewhere in the Supplement, as applicable.

3.	Performance Lock Rider

  Comment:        In light of one or more of the Staff’s comments, consider whether revisions to the Performance Lock Rider are appropriate, depending on the Registrant’s responses to the Staff’s comments herein.

  Response:        The Registrant notes that, as described herein, it has made certain revisions to the Supplements in response to the Staff’s comments. However, it is not practicable to revise the Performance Lock Rider at this time since it has already been submitted for review and approved by many state insurance departments.

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June 17, 2021

4.	General—Organization of Supplement; Use of Additional Sub-Headers

    (a) Comment:             Consider reorganizing the Supplement to begin with a basic explanation of what the Performance Lock Rider is, how it operates and what benefits it provides, and give an example of how it works.

    (a) Response:   In response to the Staff’s comment, the Registrant has added explanatory disclosure to the introductory paragraph to provide Owners with a simple example of the Performance Lock. Specifically, the Registrant revised the second sentence and added a new third sentence as follows:

Subject to the terms of the rider, the Performance Lock allows you the option to lock positive Index Performance on certain Shield Options identified with a check mark (☑) in the “Performance Lock Available” column of the “SHIELD OPTIONS” table below. For example, if your Shield Option includes the S&P 500® Index and you exercise the Performance Lock at an Index Value of 3,800.00, that locked Index Value will be used to calculate the Performance Rate for the remainder of your Term, subject to conditions described in this supplement.

    (b) Comment:             Consider whether the Registrant should add disclosure to the Supplement to revise relevant terms and portions of the “SPECIAL TERMS” and “SUMMARY” sections, respectively, of the Prospectus. For example, the supplement might state that “The following is added to the section of the prospectus captioned ‘SUMMARY.’”

    (b) Response: The Registrant notes that, as described in response to other Staff comments, disclosures have been revised in certain instances to clarify how the Supplement modifies current Prospectus disclosures. In general, however, as previously discussed with the Staff, the Registrant purposefully organized the Supplement so that it can be read in a straightforward manner—as a “self-contained” disclosure document—without requiring a reader to flip back-and-forth between the Supplement and related Prospectus, an approach that the Registrant believes effectively communicates pertinent information to Owners while satisfying disclosure requirements. The Registrant believes this disclosure approach is responsive to comments provided by the Staff over the years to create clearer and more informative disclosure documents, consistent with “plain English” principles. Moreover, the Registrant notes that the first page of the Supplement states clearly that unless specifically defined in the Supplement, the terms used in the Supplement have the same meaning as in the Prospectus. In view of the foregoing and disclosure modifications described elsewhere herein, the Registrant believes revisions to the “SPECIAL TERMS” and “SUMMARY” sections of the Prospectus are unnecessary.

    (c) Comment:              Consider including additional sub-headers/bolded captions within the Supplement generally and, in particular, preceding the disclosure concerning an Owner’s options once a Locked Index Value takes effect. The Staff notes, for instance, that the fifth paragraph under the sub-header “Locked Index Value,” under the caption “PERFORMANCE LOCK,” appears to address an Owner’s options

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following the effectiveness of the Performance Lock—i.e., the paragraph begins: “You may remain in your current Shield Option until the Term End Date…etc.” In the Staff’s view, additional sub-headers would enhance the presentation of the Supplement for the benefit of Owners.

    (c) Response:  In response to the Staff’s comment, the Registrant added a sub-header immediately preceding the fifth paragraph under the caption “PERFORMANCE LOCK” as follows: “Your Options Once an Index Value Has Been Locked.” In addition, as discussed below in response to comment 6(a), the Registrant added a sub-header titled “How to Contact the Company About the Performance Lock.”

5.	Relevant Dates for Supplement, Availability of Enhancements and Current Prospectus

    Comment:        The Staff notes that the first page of the Supplement refers to the “SUPPLEMENT DATED [            ], 2021.” Similarly, a sub-header states “For Shield® Level Contracts Issued On or After [ ], 2021.” Please insert the relevant dates. In addition, in the second paragraph on the first page, please insert the relevant prospectus date with respect to references to the Contract’s current prospectus.

    Response:        The Registrant will insert the relevant dates as requested. In addition, in response to the Staff’s comment, the Registrant revised the first sentence of the second paragraph on the first page as follows: “This supplement should be read in conjunction with the current prospectus for your Contract, i.e., the Brighthouse Shield® Level Select 6-Year Annuity Prospectus dated November 18, 2019 or the Brighthouse Shield® Level Select Advisory Annuity Prospectus dated August 31, 2020, and should be retained for future reference.”

6.	Notification and Methods of Communication

    (a) Comment:             In the first sentence of the first paragraph under the sub-header, “Locked Index Value,” under the caption “PERFORMANCE LOCK,” the disclosure states that an Owner “may elect to lock the Index Value by providing Notice of election to the Annuity Service Office.” Please clarify the means by which an Owner may provide Notice of election to the Annuity Service Office (e.g., by phone, by internet).

    (a) Response:   In response to the Staff’s comment, the Registrant revised the sentence at issue as follows:

For any “Performance Lock Available” Shield Option (as identified with a check mark (☑) in the “Performance Lock Available” column of the “SHIELD OPTIONS” table below), once during each Term you may elect to lock the Index Value by providing Notice of election to the Annuity Service Office using one of the methods identified below under “How to Contact the Company About the Performance Lock.”

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June 17, 2021

    In addition to the foregoing revised sentence, the Registrant added a new sub-section under the caption “PERFORMANCE LOCK,” immediately preceding the sub-section titled “Index Performance with a Locked Index Value” on page 2 of the Supplement as follows:

    How to Contact the Company About the Performance Lock

Notice of election to lock the Index Value for your Shield Option, to transfer the Interim Value after a Locked Index Value takes effect prior to or on any Contract Anniversary, or to renew the Investment Amount in a new Shield Option at the Term End Date, may be made by you or through your financial representative:

•	By telephone at (888) 243-1932, between the hours of 7:30 AM and 5:30 PM Central Time Monday through Thursday and 7:30 AM and 5:00 PM Central Time on Friday;

•	In writing to our Annuity Service Office, P.O. Box 305075, Nashville, TN, 37230-5075; or

•	By fax at (877) 246-8424.

    (b) Comment:            In the second-to-last sentence of the first paragraph under the sub-header, “Locked Index Value,” under the caption “PERFORMANCE LOCK,” the disclosure states that “[i]f you submit a Notice of election and the Performance Lock does not take effect, we will notify you.” Please clarify the method(s) by which the Company will notify Owners if a Performance Lock does not take effect. The Staff notes that prompt notification to Owners in this circumstance is particularly important so that Owners can seek to exercise the Performance Lock again, if so desired.

    (b) Response:             In response to the Staff’s comment, the Registrant revised and supplemented the disclosure at issue as follows:

If you submit a Notice of election and the Performance Lock does not take effect, we will notify you in writing. Alternatively, to find out if the Performance Lock has taken effect—i.e., if the Index Value has been locked—you may contact the Annuity Service Office by telephone at (888) 243-1932 or you may access your Contract through our Online Servicing system.

    (c) Comment:            In the sixth paragraph under the sub-header “Locked Index Value,” under the caption “PERFORMANCE LOCK,” on page 2 of the Supplement, specify the method by which notice must be provided to the Company to elect to transfer the Interim Value prior to or on any Contract Anniversary prior to the Term End Date.

    (c) Response:  In response to the Staff’s comment, the Registrant has revised the third sentence in the sixth paragraph under the sub-header “Locked Index Value,” as follows:

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Notice of election to transfer under such circumstances must be received at our Annuity Service Office using one of the methods of communication identified below under “How to Contact the Company About the Performance Lock.”

    As explained in response to Comment 6(a), the new sub-section provides Owners with information regarding how they may contact the Annuity Service Office.

7.	Performance Lock—Submission of Multiple Notices of Election and Target Index Values

    (a)    Comment:    The Staff notes that the second sentence of the second paragraph under the sub-header “Locked Index Value,” under the caption “PERFORMANCE LOCK,” states that if multiple Notices of election are submitted during a Business Day, the last Notice received prior to the close of the business will be utilized. Consider whether additional disclosure is appropriate to address the submission of successive Notices over multiple Business Days and how the Registrant will treat such Notices. In addition, consider whether additional disclosure is appropriate to clarify that if the Performance Lock is exercised, subsequent Notices of election will be disregarded.

    (a)    Response:    In response to the Staff’s comment, the Registrant added a new third sentence to the second paragraph under the sub-header “Locked Index Value,” stating that “If the Performance Lock takes effect, subsequent Notices of election will be disregarded.” In addition, in the second sentence, the Registrant replaced “prior to the close of the business” with “prior to 4 PM Eastern Standard Time.” The Registrant believes that, with the addition of the foregoing sentence, the disclosure explains clearly that (i) the last Notice received prior to 4 PM Eastern Standard Time will be utilized; (ii) Notices received after 4 PM Eastern Standard Time on a Business Day will be deemed to have been received on the following Business Day; and (iii) upon effectiveness of the Performance Lock, subsequent Notices of election will be disregarded.

    (b)    Comment:    Add disclosure to clarify whether an Owner may submit multiple target Index Values in the same day if the first target Index Value submitted has not taken effect. This situation could arise if, for example, after an Owner submitted a first target index Value on a particular day, the Owner had second thoughts due to strong performance in the applicable Index for that day and therefore wanted to submit a successor target index Value.

    (b)    Response:    In response to the Staff’s comment, the Registrant added disclosure clarifying that “Upon effectiveness of the Performance Lock, subsequent submissions of target Index Values will be disregarded.” The Registrant also notes that the current disclosure states that if multiple target Index Values are submitted during a Business Day, the last request received prior to the close of business will be utilized as the applicable target Index Value.

8.            Performance Lock—Options After a Locked Index Value Takes Effect and Transfers of Interim Value (page 2)

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    Comment:     Please reconcile the disclosure in the sixth paragraph under the sub-header “Locked Index Value,” under the caption “PERFORMANCE LOCK,” regarding an Owner’s ability to transfer the Interim Value after a Locked Index Value takes effect, including to a new Shield Option or to the Fixed Account (if available), with the disclosure generally under the sub-header “Limitations on Transfers” in page 12 of the Prospectus and under the caption “TRANSFERS” on page 29 of the Prospectus.

    Response:    In response to the Staff’s comment, the Registrant added the following to the end of the sixth paragraph under the sub-header “Locked Index Value,” under the caption “PERFORMANCE LOCK”:

Please note that the foregoing transfer procedures and requirements—which apply only after a Locked Index Value takes effect—differ from the transfer procedures and requirements described in your Contract’s prospectus. Specifically, the Transfer Period described in the prospectus does not apply to transfers after a Locked Index Value takes effect.

9.	Performance Lock—Interim Value

    Comment:    It appears that the definition of Interim Value, as used in the Supplement in connection with the Performance Lock, differs from the term’s definition as used in the Prospectus. If this is the case, the Registrant should clarify and emphasize the difference in the term’s meaning when used in connection with the Performance Lock.

    Response:    In response to the Staff’s comment, the Registrant added the following to the end of the disclosure under the sub-header “Calculating Interim Value with a Locked Index Value,” immediately preceding the Examples:

Please note that for any Shield Option with a Locked Index Value, the foregoing definition and calculation of Interim Value differs from the definition and calculation of Interim Value in your Contract’s prospectus due to the use of the Locked Index Value for Index Performance and the application of the Performance Lock Factor, as described above.

10.	Performance Lock Factor

    Comment:    Explain the basis and rationale for applying the Performance Lock Factor. In addition, since only three different percentages are shown in the table under the sub-header “Performance Lock Factor,” consider replacing the table with narrative disclosure—if such narrative disclosure will enhance an Owner’s understanding of the Performance Lock Factor and how it operates.

    Response:    For the Staff’s information, the Registrant notes that the Performance Lock Factor compensates the Company for providing the certainty of a Locked Index Value for the benefit of Owners. In addition, for sake of clarity, the Registrant inserted the following disclosure:

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With the Performance Lock Factor, you will receive a lower Interim Value prior to the end of the Term or Investment Amount at the end of the Term than if the Performance Lock Factor had not been applied because the Company keeps a small percentage as compensation for the costs and risks we assume in providing the Performance Lock with your Shield Option.

With respect to the table under the sub-header “Performance Lock Factor” setting the relevant percentages, the Registrant believes that the format of the table provides clear disclosure to Owners regarding the applicable Performance Lock Factor based on the Shield Option’s Term and number of complete Contract years since the Term Start Date—disclosure that could be confusing if presented in narrative form.

11.	Performance Lock—Discontinuation or Substantial Change to an Index

Comment:    Discuss how any discontinuation or substantial change to an Index impacts the application of the Performance Lock and Locked Index Value, if at all. If appropriate, add disclosure clarifying the effect(s) of the foregoing. The Staff directs the Registrant’s attention to the disclosure under the sub-header “Discontinuation or Substantial Change to an Index” at the bottom of page 16 of the Prospectus.

Response:    In response to the Staff’s comment, under the sub-header “Index Performance with a Locked Index Value” on page 2 of the Supplement, the Registrant supplemented the disclosure as follows (new disclosure begins with the second sentence below):

For any Shield Option with a Locked Index Value, Index Performance is the percentage change in Index Value measured from the Term Start Date to the date on which the Locked Index Value takes effect.

Since Index Performance is calculated as of the date on which the Locked Index Value takes effect, subsequent changes to an Index—such as substitution of the Index for a Shield Option or changes in the value of an Index—will have no impact on your Index Performance. Index Performance with a Locked Index Value is calculated once—as of the date on which the Locked Index Value takes effect—and does not change under any circumstances for the remainder of the Term.

If you have provided a Notice of election to set a target Index Value on a Shield Option, but a Locked Index Value has not yet taken effect—e.g., because the Index Value has not yet met your pre-set target—the Notice of election will continue to be kept on file. In such circumstances, if the Index associated with your Shield Option is substituted, we will calculate a new target Index Value based on the new Index and will notify you of the change. You will have the opportunity to cancel the Notice of election with the new target Index Value if you choose to do so.

12.	Calculating Interim Value with a Locked Index Value

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Comment:     Consider deleting the paragraph at the top of page 3 (the second paragraph under the sub-header “Calculating Interim Value with a Locked Index Value,” beginning with “However, the Interim Value after the Locked Index Value takes effect will not be less than the Investment Amount at the Term Start Date…etc.”). The Staff believes the disclosure is unnecessary because the Investment Amount at the Term Start Date adjusted by the Index Performance will always be greater than the Investment Amount not adjusted for the performance rate.

Response: The Registrant believes that the paragraph at issue—when read together with the paragraph preceding it—emphasizes that there are certain structural protections to a Contract’s Interim Value with the Performance Lock, in that the Interim Value after the Locked Index Value takes effect will not be less than the Investment Amount at Term Start Date (subject to withdrawals). Therefore, the Registrant respectfully declines to delete the disclosure.

13.	Performance Lock—Examples

Comment:     The Staff strongly recommends that the Registrant reorganize the Examples so that the Examples for when an Owner retains his or her Investment Amount until the Term End Date appear prior to the Examples for when an Owner transfers his or her Interim Value during the Term. The Staff also recommends that the Examples first address application of the Performance Lock without withdrawals and then address circumstances with a withdrawal.    In addition, the Registrant should address the impact of withdrawals with and without withdrawal charges.

Response:    The Registrant has revised, reorganized and supplemented the Examples as requested by the Staff. Please refer to the changed pages of the Supplements accompanying this letter.

14.	Performance Lock—Example 1—Calculating your Interim Value

(a)    Comment:     In the second sentence beginning with “An Interim Value Calculation will be made…etc.”, please clarify that such circumstances include if the Owner transfers the Interim Value. In addition, as noted in Comment 8 above, please reconcile the disclosure with the Prospectus disclosure regarding limitations on transfers.

(a)    Response:     The Registrant notes that transfers are not applicable to the Interim Value example at issue because an Owner with a 1-Year Term cannot transfer Interim Value to a new Shield Option. Therefore, the Registrant respectfully declines to add the word “transfer.” The Registrant also notes that it added clarifying disclosure regarding transfer rights and limitations vis-à-vis the prospectus disclosure. See the response to comment 8 above.

(b)     Comment:     Please revise footnote (5) to Example 1A for clarity. The Staff notes that the footnote first states that Interim Value is determined by adjusting the Investment Amount by the

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lesser of the Index Performance…etc.” However, the footnote then refers to the calculation of Interim Value by reference to “the greater of.” Please revise similar disclosure elsewhere for clarity.

(b)    Response:     The Registrant revised the disclosure as requested. Please refer to the changed pages of the Supplements accompanying this letter.

15.	Risks Associated with an Index Value Lock

Comment:    The Staff recommends clarifying that all other risk factors identified in the Prospectus are applicable to Owners with the Performance Lock. The Staff notes in this regard that the Supplement does not specifically indicate whether the “Risks Associated with an Index Value Lock” is intended to be added to the section captioned “RISK FACTORS” in the Prospectus.

Response:    In response to the Staff’s comment, the Registrant added the following sentence to the end of the disclosure at issue: “The foregoing risks are in addition to any risks described in your Contract’s prospectus.” The Registrant also notes that, for consistency, it revised the sub-header from “Risks Associated with an Index Value Lock” to “Risks Associated with a Locked Index Value” (emphasis added to highlight the change).

16.	Availability of the Performance Lock

(a)    Comment:     Consider moving the disclosure regarding the Availability of the Performance Lock to the introductory/beginning sections of the Supplement.

(a)    Response:     Since the Supplement will apply only to Contracts issued on and after a date to be specified prominently on the first page (i.e., based on Contract issue date) and disclosure revisions described above will provide clarity regarding where Owners should check for the availability of the Performance Lock with respect to particular Shield Options, the Registrant respectfully declines to move the disclosure regarding the availability of the Performance Lock.

(b)    Comment:     Please delete the statement that “Your selling firm may limit the Shield Options available through that selling firm,” as that disclosure is already included in the prospectus.

(b)    Response:     Since—as described above in response to comment 4(b)—the Supplement is intended to be a “self-contained” disclosure document for Contracts with a particular issue date, the Registrant believes it is important to retain the disclosure at issue. Specifically, the Registrant notes that there may be instances in which a particular state has approved the features described in the Supplement, including “Performance Lock Available” Shield Options, but a selling firm may not have approved all of such state-approved Shield Options for sale. Therefore, the Registrant believes it is important to qualify the information regarding the availability of Shield Options. For the foregoing reasons, the Registrant respectfully declines to delete the sentence.

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(c)    Comment: Clarify which Shield Options were added—i.e., are newly available—with respect to the “SHIELD OPTIONS” table.

(c)    Response:    As noted in response to Comment 16(a), since the Supplement will apply only to Contracts issued on and after a date to be specified prominently on the first page of the Supplement (i.e., based on Contract issue date), the Registrant believes it would be unnecessarily confusing to readers to identify “new” Shield Options. Therefore, the Registrant respectfully declines to revise the disclosure as requested.

17.	Increase in Return of Premium Death Benefit Maximum Issue Age (page 8)

(a)    Comment:     In connection with the above-captioned disclosure in the Supplement, please revise the definition of Death Benefit Amount on page 4 of the Prospectus, under “SPECIAL TERMS.”

(a)    Response:     Please see the Registrant’s response to Comment 4(a) above as to its disclosure approach generally. In response to the Staff’s comment, however, the Registrant added the following sentence to the end of the disclosure under “Increase in Return of Premium Death Benefit Maximum Issue Age”:

Please note that the foregoing disclosure regarding the Standard Death Benefit should be understood as superseding any conflicting disclosures in your Contract’s prospectus solely with respect to those Owners for whom this Supplement is applicable (i.e., for Contracts issued on and after August [•], 2021).

(b)    Comment:     The Staff notes that the Supplement disclosure needs to address and revise, as necessary, the disclosure under “Standard Death Benefit” on page 31 of the Prospectus. In general, the Staff believes that the Supplement disclosure should specify where and how the Supplement revises the related Prospectus disclosure.

(b)    Response:     Please see the Registrant’s response to Comment 17(a) above.

(c)    Comment:     Delete the last sentence beginning with “Your selling firm may offer the Contract with a lower maximum issue age…etc.” The Staff notes that the foregoing sentence already appears on page 14 of the Prospectus under a different sub-section header.

(c)    Response:     Although the sentence at issue already appears within the prospectus, the Registrant believes it is important to repeat such disclosure in connection with the modified Standard Death Benefit, since the modified Standard Death Benefit’s availability is subject to Contract issue date. Since the disclosure does not conflict with current Prospectus disclosures, the Registrant does not believe there is any risk for confusion by including the sentence in the Supplement. Moreover, since the modified Standard Death Benefit specifically concerns an Owner’s age, the Registrant believes it is important to

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reiterate that a selling firm may offer the Contract with a lower maximum issue age. For the foregoing reasons, the Registrant respectfully declines to delete the sentence.

18.	Independent Registered Public Accounting Firm (page 9)

Comment:    Clarify that the above-captioned disclosure in the Supplement replaces the disclosure appearing under the same caption on page 49 of the Prospectus.

Response:    Please see the Registrant’s response to Comment 4(a) above as to its disclosure approach generally. The Registrant does not believe there is any risk for Owner confusion with including the disclosure at issue without further explanation regarding its particular placement within the Prospectus since it is self-explanatory required disclosure.

As always, we appreciate the Staff’s review of and comments on the Post-Effective Amendments. Please contact the undersigned at (202) 312-3331 or Nathaniel Segal at (312) 609-7747, with questions or comments.

Very truly yours,

/s/ W. Thomas Conner
W. Thomas Conner
Shareholder

WTC/daa